February 23, 2006

Mr. Ernest Greene, Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

     RE:      Form 10-KSB for Fiscal Year Ended December 31, 2004
              Forms 10-QSB for Quarters Ended March 31, June 30, and September 30, 2005 File No. 0-32995

Dear Mr. Greene:

     This letter will serve as our response to your inquiry, dated January 20, 2006 regarding the documents referred to above and filed with the United States Securities and Exchange Commission (hereinafter referred to as the "SEC") from MedSolutions, Inc. (hereinafter referred to as the "Company" or "MedSolutions" or "MSI"). MedSolutions has carefully reviewed and researched your inquiries and comments and we respectfully offer the following responses to each inquiry enumerated in your letter:

                FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
                ------------------------------------------------

General
-------

1.- SEC Comment - Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. With the exception of the comments below that specifically request an amendment, all other revisions may be included in future filings, including your interim filings where appropriate.

MedSolutions' Response - The Company considered your comments and hereby responds as deemed requested. The Company will be filing its annual 10-KSB for the years ended December 31, 2005/2004 within the next 60 days. All of the proposed changes as discussed below will be incorporated in this filing and all such future filings.

Management's Discussion and Analysis or Plan of Operation, page 17
------------------------------------------------------------------

Statement of Operations Data, page 17
-------------------------------------

2.- SEC Comment - We have reviewed your response to comment four. On page 18 you state, "we consider EBITDA to be a widely accepted financial indicator of a company's ability to service debt, fund capital expenditures and expand its business. The funds depicted by this measure may not be available for management's discretionary use due to legal or functional requirements, debt service, other commitments and uncertainties." If you do not intend to present the non-GAAP measure you currently characterize as EBITDA as a liquidity measure, please revise your disclosure to clearly indicate this and explain why you believe the measure provides useful information to investors.

However, if you continue to believe the non-GAAP measure you currently characterize as EBITDA is an indicator of your ability to service debt and fund capital expenditures you should:

     o Provide an equally prominent disclosure of cash flows from operations wherever EBITDA is discussed;

     o    Provide a reconciliation of EBITDA to cash flow from operations; and

     o    Present all three cash flow measures wherever EBITDA is discussed.

     We further note your statement that in future filings you will provide greater clarity in describing the significance of the EBITDA measure. As requested in comment one of our letter to you dated November 15, 2005, please provide us with your proposed revised disclosure. Please refer to
     Item 10(e)(1) of Regulation S-K and Questions 12 and 14 from our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

MedSolutions' Response - After further consideration we have determined that MedSolutions will no longer discuss EBITDA in its future filings. We will revise our disclosure in the future to delete any reference to EBITDA and any presentation or calculation of this non-GAAP measure.

Results of Operations - Year 2004 Compared to 2003, page 18
-----------------------------------------------------------

3.- SEC Comment - We have reviewed your response to comment six. It is unclear why you recorded the bonuses, which were payable only when and if funds became available, as liabilities in 2001. Recognition of a liability is appropriate when future sacrifices of economic benefits due to present obligations are probable. Please provide us with additional information to help us understand the appropriateness of your initial recognition of the bonuses.

MedSolutions' Response - As previously stated, in 2001, the Company awarded bonuses to certain employees and charged an expense to operations and recorded a payable for these bonuses. Recognition of a liability was appropriate since an obligation had been incurred (bonuses were awarded) and payment was clearly probable. It was always the Company's intention to pay these obligations. However, the payment was never made, and in the first quarter of 2004, the employees that were awarded the bonuses left the Company and voluntarily forfeited their bonuses. Therefore, the Company was relieved of any further obligation.

Financial Statements, page F-i
------------------------------

Consolidated Statements of Cash Flows, page F-6
-----------------------------------------------

4.- SEC Comment -We have read your response to comment eight. Please amend your Form 10-KSB for the year ended December 31, 2004 and subsequent quarterly filings on Form 10-KSB to reflect the correction of the error in your statements of cash flows. We remind you that when you file your restated Form 10-KSB you should address the following:

     o    an explanatory paragraph in the reissued audit opinion,

     o    full compliance with APB 20, paragraphs 36 and 37,

     o fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,

     o    updated Item 9A. disclosures should include the following:

          o a discussion of the restatement and the facts and circumstances surrounding it,

          o    how  the  restatement   impacted  your  principal  executive  and
               principal financial officers' original conclusions regarding the effectiveness of their disclosure controls and procedures,

          o    changes to internal controls over financial reporting, and

          o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.

     Please refer to Items 307 and 308(c) of Regulation S-K.

     o    include all updated certifications.

MedSolutions' Response - In our last response letter to you dated January 6, 2006, we inadvertently agreed with your comment that amounts related to bank overdrafts should be classified as financing activities. However, after further review of the matter, we have determined the line item description in the cash flow statement (in our financial statements) entitled "bank overdraft" was mislabeled when in fact such amounts represent held checks and should have been included in accounts payable. The Company does not have an overdraft line of credit or a borrowing facility from any financial institution.

As such, cash flows provided from operating activities (in our cash flow statement) has been accurately reported irrespective of the mislabeled line item. In future filings, we will remove the caption "bank overdraft" and appropriately include such liabilities as part of accounts payable when they arise.

5.- SEC Comment - Please tell us what consideration you have given to the need to file an Item 4.02(a) Form 8-K regarding non-reliance on previously issued financial statements. If you have concluded that a filing on Form 8-K is not required, please tell us the basis for your conclusion. If you conclude that such a filing is required, please include all of the information required by
Item 4.02(a) of Form 8-K, including disclosure of the following information:

     o    the  date  of  the  conclusion   regarding  the  non-reliance  and  an
          identification of the financial statements and years or periods covered that should no longer be relied upon;

     o a brief description of the facts underlying the conclusion to the extent known to you at the time of filing; and

     o a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

MedSolutions' Response - As a result of our Comment 4 above, no filing of an 8-K is warranted or required because overall cash flows from operations was reported correctly in our filings.

Note 3 - Summary of Significant Accounting Policies, page F-9
-------------------------------------------------------------

Goodwill and Intangible Assets, page F-10
-----------------------------------------

6. -SEC Comment - We have read your response to comment 10. As previously requested, please provide us with a copy of your quantitative goodwill impairment analysis performed in accordance with paragraphs 19-21 of SFAS 142 as of December 31, 2004. Please explain the basis for any material assumptions.

MedSolutions' Response - Attached (pages 7 through 12) is the summary pages from our Fair Value Analysis Report of the "Total Invested Capital of MedSolutions, Inc. (Enterprise Value)" as of December 31, 2004 that you requested. The analysis was performed by Katzen, Marshall & Associates, Inc., a third party consultant who specializes in fair market valuations in accordance with FASB No.
142. The Company utilized the assistance of a specialist to help with its year end evaluation and testing of its intangibles.

In using the three basic valuation approaches of income, market and cost, the results determined a final enterprise value of approximately $6,900,000 giving equal weight to the income and market approach. These methodologies were based on detailed assumptions and discounted cash flows.

Our intangible assets were valued at approximately $7,683,000, thus exceeding the actual book value of intangible assets on our financial statements. Accordingly, no impairment of goodwill existed at December 31, 2004. The full report is 68 pages and details all of the assumptions that were utilized in arriving at our conclusions.

AmeriTech Acquisition, page F-10
--------------------------------

7.-SEC Comment - We have read your response to comment 12. The settlement appears to reduce the purchase price as a result of incomplete performance by the seller. Further, your response to comment 17 would appear to indicate a further reduction in the purchase price for the remaining $150,000 balance, which is payable only upon the delivery of audited financial statements for AmeriTech. Assuming the audited statements are not delivered, it appears the entire $750,000 note issued in the acquisition will be cancelled. The note appears to account for 42% of the post clawback purchase price. The basis for characterizing such a significant portion of the purchase price as unrelated to the assets purchased is unclear. Please explain the basis for, and cite the accounting literature used to support your recognition of the settlement of the note payable as gain from extinguishment of debt rather that a purchase price adjustment.

MedSolutions' Response - The Settlement Agreement between AmeriTech and MedSolutions was executed on February 11, 2005, approximately 15 months after the closing of the acquisition. The Settlement Agreement was negotiated, not because the value of the assets purchased in 2003 was in question, but the result of numerous disputes and disagreements that arose subsequent to the acquisition, as noted below, all of which were not predicted to occur at the time the acquisition was completed. The seller did not assist with an easy transition of the sale and the seller did not provide the Company with adequate historical customer records and audited historical financial statements. None of these factors were ascribed any value and provided no influence in determining the purchase price or the value assigned to the assets which were acquired (FASB
141).

Section 1.01 of the Asset Purchase Agreement dated November 7, 2003, between MedSolutions and AmeriTech, clearly sets forth the purchase price clawbacks we were entitled to take and did take in May, 2004. Those clawbacks only relate to the amount of revenue realized by MedSolutions from the AmeriTech customer contracts. No where does the Asset Purchase Agreement allow MedSolutions to clawback the purchase price for a breach of that agreement by AmeriTech. Your characterization would add contract terms to the Asset Purchase Agreement that simply do not exist.

Since AmeriTech failed to cooperate with the transition of the business, MedSolutions sought to litigate and threatened to sue for compensatory damages. Rather than engage in a lengthy court battle, the seller agreed to settle the matter agreeing to forgive a portion of the note which resulted in the Company recording an extinguishment in debt.

In accordance with FASB 141 par 40, a Company is required to record and adjustment to the purchase price for preacquisition contingencies during the allocation period if a) the fair value of the contingency can be determined, b) if the fair value cannot be determined during the allocation period an estimate shall be made if information available prior to the allocation indicates it is probable that an asset or liability has been impaired and the amount can be reasonably determinable. After the end of the allocation period, an adjustment that results from a preacquisition contingency other than a loss carry forward shall be included in the determination of income in the period in which the adjustment is determined.

As described in the circumstances above, the Company at no time during the allocation period would have predicted the probability of the events that occurred. The values of Company assets and liabilities were never in question and the matters that we could have litigated arose after closing. In contrast, if the seller would have required the Company to increase the note (after 15 months) in order to step up their efforts to assist with a smoother transition and provide the Company with the records requested, such a payment would have been recorded as a charge to expense in the period of settlement (February 11, 2005), not as a purchase price adjustment..

Based on the above, we believe the forgiveness of debt was appropriately characterized.

Revenue Recognition, page F-12
------------------------------

8.- SEC Comment - We have read your response to comment 13. As requested in comment one of our letter to you dated November 15, 2005, please provide us with your proposed revised disclosure. Please ensure that your revised disclosure clarifies when you recognize revenue and how your policy satisfies the requirements of SAB Topic 13:A. In this regard, please clearly state whether you recognize revenue only once each of the five activities in the receiving process is complete.

MedSolutions' Response - In future filings, our revenue recognition disclosure will state the following: "We recognize revenue for our medical waste services at the time the medical waste is collected from our customers. Revenue is only recognized for arrangements with customers in which (1), there is persuasive evidence of a contract or agreement which sets forth the terms of the arrangement; (2), services have been rendered; (3), our prices are fixed, determinable and agreed upon; and, (4), collectibility is reasonably assured.

Stock-Based Compensation, page F-12
-----------------------------------

9.- SEC Comment - We have read your response to comment 14. Your table clearly details a separate line item for charges for stock-based awards using fair value accounting as required by paragraph 45(c)(3). Please also include a line item for awards of stock-based employee compensation included in the determination of net income as required by paragraph 45 (c)(2) of SFAS 123, as amended by SFAS 148.

MedSolutions' Response -There was no amount of expense included in net income to be added back in the table presented. Although we omitted this line item in the table, for which such an amount would have been zero, we will in future filings, include a line item for all awards of stock-based employee compensation included in the determination of net income as required, even if the amount is zero. In 2003 and 2004, there was no employee stock compensation charged to net income. Beginning in 2006, the Company will be adopting FASB 123R and this issue will no longer be relevant. In 2006, the Company will disclose the pro-forma effect of the implementation required under SFAS 148 for 2005. Subsequent to 2006, no disclosures under SFAS 148 will be required.

Note 4 - Acquisition of Certain Assets of AmeriTech Environmental, Inc. and Bray
--------------------------------------------------------------------------------
Medical Waste Service, page F-17
--------------------------------

10.- SEC Comment -We have read your response to comment 18. Please provide us with more specific details regarding the analysis you performed and disclose how you determined the market value of your common stock and the assumptions used in determining the assigned value. Please also tell us whether the assigned values are based on an internal valuation or a valuation prepared by an unrelated valuation specialist.

MedSolutions' Response -As mentioned in Comment 18 of our letter to you dated January 6, 2006, MedSolutions assigned a stock value in the acquisitions of AmeriTech and Bray (small acquisition) of $0.75 per share. MedSolutions issued 705,072 shares to AmeriTech in its acquisition (the larger of the 2 acquisitions
- dated November 7, 2003).

As support for the fair value of the common stock, it should be noted that in October, 2003, 570,000 shares of MSI common stock were sold for cash at $0.75 per share to a third party accredited investor. Large stock transactions such as this are most helpful in providing a meaningful basis of the market value of MSI common stock. It should also be noted that the weighted average fair value of all common stock transactions for the last 3 years is $0.78 per share.

11.- SEC Comment - Please provide us with a timeline that shows the market value of your stock for all periods presented through your latest quarter. This timeline should also indicate the dates and amounts of all stock sales for cash, the dates, amounts and valuations for all other issuance and the dates and strike prices for all options issued. Please also provide explanations for fluctuations in market value such as the decrease from $1.00 to $0.75 following the Med-Con acquisition.

MedSolutions' Response - Attached is a stock ledger (pages 13 & 14) for the 12 months ended December 31, 2005, 2004 and 2003 that displays all of the relevant stock transactions, in addition to issuances of stock options (substantially all issued at $1.00). Although the Company may have numerous small stock transactions at varying prices, the volume of these transactions is not as meaningful in determining the value of the common stock. The larger block transactions are more meaningful in helping to determine the fair value of the Company's stock (since it does not trade on a listed exchange). The Company over time has sold stock at prices ranging from $0.65 to $2.25. The weighted average fair value price of shares sold is $0.78. All of the larger transactions have all been in the $0.65 to $0.75 range. For example in July 2005, the Company received $2 million dollars from a third party accredited investor, whereby the investor purchased $1,000,000 of common stock at $0.65 and $1,000,000 of convertible debt (convertible at $0.65 per share).

In connection with our response to your comments, we acknowledge that

     o MedSolutions, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

     o SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and

     o MedSolutions may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We  hope  these   responses  are  helpful  in  resolving  your  inquiries  in  a satisfactory manner. We appreciate your consideration with respect to resolving these matters.

Sincerely,

/s/ J. Steven Evans

J. Steven Evans
Vice President of Finance
MedSolutions, Inc.

Attachments


cc:      Matthew H. Fleeger, President & CEO
         MedSolutions, Inc.

         Mitchell Watt, Partner
         Marcum & Kliegman, LLP

         Steven Block, Legal Counsel
         Fish & Richardson, P.C.

================================================================================

                               MEDSOLUTIONS, INC.

================================================================================




                                   Fair Value
                                     of the
                             Total Invested Capital
                                       of
                               MedSolutions, Inc.,
                                      as of
                                December 31, 2004




                                  Prepared by:
                       KATZEN, MARSHALL & ASSOCIATES, INC.
                                  Dallas, Texas
KATZEN, MARSHALL  &  ASSOCIATES,  INC.
BUSINESS APPRAISALS FOR CLOSELY-HELD COMPANIES

--------------------------------------------------------------------------------

14800 QUORUM DRIVE                                      TELEPHONE:(972) 991-8258
L.B.  20, SUITE 450                                     FAX:      (972) 991-0844
DALLAS, TX 75254


March 11, 2005

Mr. Matthew H. Fleeger
President
MedSolutions, Inc.
12750 Merit Drive, Suite 770
Dallas, Texas 75251


Dear Mr. Fleeger:

Pursuant to your request, we have completed our valuation analysis with respect to providing a fair value of the total invested capital of MedSolutions, Inc., (the "Company"), on an enterprise control basis. The date of valuation was December 31, 2004 (the "Valuation Date").

We understand that the results of our analysis will be used in evaluating the fair market value of the total invested capital of the Company for management planning and financial reporting purposes. More specifically we understand that our analysis will be used to test for any goodwill impairment pursuant to SFAS 142 which stipulates that goodwill shall be tested for impairment at a reporting unit level. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. When the fair value of a reporting unit exceeds its carrying amount the goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. When the carrying amount of the reporting unit exceeds its fair value the second step of the goodwill impairment test shall be performed to measure the amount of the impairment loss, if any. This second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of that goodwill. Likewise if the carrying amount of an intangible asset separately identified in the financial statements exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. Our analysis should not be used for any other purposes, nor distributed to third parties, with the exception of the Company's external financial advisors, without our express written consent.

Fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

The elements we examined during our study are outlined in Internal Revenue Service Revenue Ruling 59-60. This was a landmark ruling by the IRS, which recommends that the following factors be examined in conducting a closely held stock valuation:

     |_| The nature of the business and the history of the enterprise from its inception;

     |_| The economic outlook in general and the condition and outlook of the specific industry in particular;

     |_| The book value of the stock and the financial condition of the business;

     |_|  The earning capacity of the company;

     |_|  The dividend-paying capacity of the company;

     |_|  Whether or not the enterprise has goodwill or other intangible value;

     |_| Prior sales of the stock and the size of the block of stock to be valued; and

     |_| The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded on an exchange or over-the-counter market.

Our conclusions relied on both historical facts and projections of future events. We relied on certain forecasted data, or the assumptions underlying the forecasted data, as supplied by management and other sources. It should be noted that there typically will be differences between forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

We analyzed the Company's reported financial statements for the years ended December 31, 2000 through 2004. Comparative reported financial statements are presented in Exhibits 1.1 through 1.5.

Our valuation also included an analysis of the industry in which the Company operates. Certain historical and forecasted data pertaining to the medical waste and industrial waste markets is presented as Exhibit 2.

Our valuation analysis of the Company considered the three basic valuation approaches: the income approach, the market approach, and the cost approach. We relied primarily upon the income and market approaches in our valuation analysis. Management of the Company provided us with a revenue and expense projection for the twelve months ending December 31, 2005.

The income approach included a debt-free net cash flow projection for the Company for the five years subsequent to the Valuation Date, along with a terminal value calculation at the end of five years. The assumptions and calculations associated with the debt-free net cash flow (income) approach are presented in Exhibits 3.1 through 3.10. Based upon the income approach, the fair value of the Company's total invested capital was $6,800,000 rounded, as of the Valuation Date. This fair value included value of $2,081,000 related to net operating loss ("NOL") carry-forward amounts available to the Company. The valuation of the NOL carry-forward is presented as Exhibit 3.9.

The market approach included a guideline company, or comparative company analysis of seven publicly-traded firms engaged in business sectors that were considered reasonably comparable to the Company in terms of economic influences and industry dynamics. Market-based multiples were analyzed for each guideline company and a unique set of valuation multiples was selected for the Company. The guideline company (market) approach is presented in Exhibit 4 of the report along with descriptions of each of the seven guideline companies. Based upon the market approach, the fair value of the Company's total invested capital was $7,000,000 rounded, as of the Valuation Date. This fair value included value of $2,081,000 related to NOL carry-forward amounts available to the Company. The market approach also included a value reserve of $1,453,000 for deficit working capital (excess accounts payable and accrued expenses), as of the Valuation Date.


Page 10

The cost or "asset" approach is generally applicable to businesses that have substantial capital investments in tangible assets and for which the operating earnings are relatively insignificant as an indicator of investment value. The asset approach may consider the book value of the assets, as indicated by the book value of the company, or it may consider the adjusted book value of the Company or it may consider the fair market value which is determined by substituting the appraised value of the assets for book value. While we considered the cost approach, we have not used it in appraising the Company. We believe the income and market approaches produce a more reliable indication of value. However, we did consider the cost basis and market value of the various asset and liability classes of the Company in determining the residual fair value of the Company's intangible assets. We applied equal weight to the income and market approaches in our final reconciliation of the fair value of the Company's total invested capital. Thus, we conclude that the fair value of the total invested capital of MedSolutions, Inc. was reasonably represented as $6,900,000, on an enterprise control basis as of the Valuation Date. The value calculations are presented in the following table.


                               MEDSOLUTIONS, INC.
                          SUMMARY OF VALUE CONCLUSIONS
                            AS OF DECEMBER 31, 2004


VALUE OF TOTAL INVESTED CAPITAL ON AN ENTERPRISE CONTROL, FREELY-TRADED BASIS:
DISCOUNTED DEBT-FREE NET CASH FLOW (INCOME) APPROACH                            $6,800,000

GUIDELINE COMPANY (MARKET) APPROACH)                                            $7,000,000

BOOK VALUE OF TOTAL INVESTED CAPITAL                                            $1,670,000
                                                                                ----------

VALUE OF TOTAL INVESTED CAPITAL ON AN ENTERPRISE CONTROL, FREELY-TRADED BASIS   $6,900,000
                                                                                ==========


Based upon the concluded fair value of $6,900,000 for the Company's total invested capital (interest-bearing debt plus equity) and the financial statement basis of the identified tangible assets and liabilities of the Company, we conclude that the residual fair value of the Company's intangible assets was reasonably represented as $7,683,000, rounded, as of the Valuation Date. The calculations are presented in the following table.

                               MEDSOLUTIONS, INC.
                    RESIDUAL FAIR VALUE OF INTANGIBLE ASSETS
                            AS OF DECEMBER 31, 2004


ASSETS:
  Current Assets                                                     $ 1,231,419
  Fixed Assets                                                         1,636,385
  Identified Other Tangible Assets                                        43,035
  Fair Value of Intangible Assets                                      7,682,881
                                                                     -----------
    Total Assets                                                     $10,593,720
                                                                     ===========

LIABILITIES:
  Current Liabilities (Excluding Current Debt)                       $ 3,666,984
  Interest-Bearing Debt                                                3,342,095
  Other Long-Term Liabilities                                             26,736
                                                                     -----------
    Total Liabilities                                                  7,035,815
                                                                     -----------

  Equity (Market Value)                                                3,557,905
                                                                     -----------

Total Liabilities & Equity                                           $10,593,720
                                                                     ===========

Summary and Value Conclusions

Based upon the facts, assumptions and limiting conditions and procedures described in this report, it is our opinion that the fair value of the total invested capital of MedSolutions, Inc., on an enterprise control basis, as of December 31, 2004, was reasonably represented as:


                    SIX MILLION NINE HUNDRED THOUSAND DOLLARS

                                   $6,900,000
                                   ==========


It is our opinion that the fair value of the intangible assets of MedSolutions, Inc., on an enterprise control basis, as of December 31, 2004, was reasonably represented as:


             SEVEN MILLION SIX HUNDRED EIGHTY-THREE THOUSAND DOLLARS

                                   $7,683,000
                                   ==========


The aggregate value of intangible assets reported on the unaudited financial statements of MedSolutions, Inc., as of December 31, 2004, was $2,452,796. Since the fair value of the Company's intangible assets concluded in this report ($7,683,000) exceeds the carrying value of intangible assets ($2,452,796), we conclude that no goodwill impairment exists in relation to SFAS 142.

All estimates of value are subject to the attached Fundamental Assumptions and Limiting Conditions and Appraisers' Certification.

The field notes from which this valuation was prepared are retained in our files and are available for inspection upon request. If you have any questions concerning this analysis, we would be pleased to discuss them with you at your convenience.

Respectfully submitted,

KATZEN, MARSHALL & ASSOCIATES, INC.



By: /s/ David M. Katzen
   ----------------------
   David M. Katzen, ASA


MedSolutions, Inc.
Option Status of Grants-Common Stock
December 31, 2005
                                                                                     Shares
                                                                                    Available
                                                        Dollar          Conv           for
Description                 Grant Date     Class        Amount          Price        Options       Exercisable
--------------------------------------------------------------------------------------------------------------
Winship Moody               12/31/2003     BOD          $ 10,000.00     $ 1.00      10,000         Immediate
Dr. Mark Alteneau, M.D.     12/31/2003     BOD          $ 20,000.00     $ 1.00      20,000         Immediate
Afaro, Jorge                  1/1/2004     Employee     $  1,500.00     $ 1.00       1,500         Immediate
Conley, Joseph                1/1/2004     Employee     $  2,000.00     $ 1.00       2,000         Immediate
Delcid, Natividad             1/1/2004     Employee     $    250.00     $ 1.00         250         Immediate
Gutierrez, Roberto            1/1/2004     Employee     $    200.00     $ 1.00         200         Immediate
Nigrelle, Michael             1/1/2004     Employee     $ 10,000.00     $ 1.00      10,000         Immediate
Cruz, Fidencio                1/1/2004     Employee     $  1,000.00     $ 1.00       1,000         Immediate
Perez, Jose                   1/1/2004     Employee     $    500.00     $ 1.00         500         Immediate
Cabral, Fernando              1/1/2004     Employee     $  5,000.00     $ 1.00       5,000         Immediate
Douglass, Debra H.            1/1/2004     Employee     $  4,000.00     $ 1.00       4,000         Immediate
Steve Evans                   1/1/2004     Employee     $  2,332.33     $ 1.00       2,332         Immediate
Beverly Fleeger               1/1/2004     Employee     $  4,473.00     $ 1.00       4,473         Immediate
Matt Fleeger                  1/1/2004     Employee     $ 15,974.10     $ 1.00      15,974         Immediate
Bill King                     1/1/2004     Employee     $  1,500.00     $ 1.00       1,500         Immediate
Debra Douglass                1/1/2004     Employee     $  1,435.00     $ 1.00       1,435         Immediate
Steve Evans                 12/31/2004     Employee     $ 10,000.00     $ 1.00      10,000         Immediate
Winship Moody               12/31/2004     BOD          $ 41,000.00     $ 1.00      41,000         Immediate
Ajit Brar                   12/31/2004     BOD          $ 24,000.00     $ 1.00      24,000         Immediate
Dr. Mark Alteneau, M.D.     12/31/2004     BOD          $ 20,500.00     $ 1.00      20,500         Immediate
Matthew Fleeger              6/30/2005     Employee     $ 52,473.00     $ 1.00      52,473         Immediate
Beverly Fleeger              6/30/2005     Employee     $ 11,700.00     $ 1.00      11,700         Immediate
Ajit Brar                    6/30/2005     BOD          $ 20,906.00     $ 0.75      27,875         Immediate
Sam Hicks                    6/30/2005     Employee     $ 82,132.57     $ 0.75     109,510         Immediate
Beverly Fleeger              6/30/2005     Employee     $ 34,263.49     $ 0.75      45,685         Immediate
Alan Larosee                  7/1/2005     Employee     $ 15,000.00     $ 1.00      15,000         Immediate
Alan Larosee                 7/15/2005     Employee     $ 40,000.00     $ 0.75      53,333         Immediate
David Mack                   7/15/2005     Employee     $ 40,000.00     $ 0.75      53,333         Immediate
Matthew Fleeger             12/31/2005     Employee     $142,500.00     $ 1.00     142,500         Immediate
James Treat                 12/31/2005     Employee     $130,000.00     $ 1.00     130,000         Immediate
Alan Larosee                12/31/2005     Employee     $115,000.00     $ 1.00     115,000         Immediate
Steve Evans                 12/31/2005     Employee     $100,000.00     $ 1.00     100,000         Immediate
Winship Moody               12/31/2005     BOD          $ 41,000.00     $ 1.00      41,000         Immediate
Ajit Brar                   12/31/2005     BOD          $ 31,000.00     $ 1.00      31,000         Immediate
Dr. Mark Alteneau, M.D.     12/31/2005     BOD          $ 22,000.00     $ 1.00      22,000         Immediate
David Mack                  12/31/2005     BOD          $  6,667.00     $ 1.00       6,667         Immediate




                                                 Total Outstanding     1,132,740


MedSolutions, Inc.
Summary of MSI Common Stock Transactions
for the 12 month periods ended December 31, 2003, 2004 and 2005, respectively
                                                                                                Cumulative
                                                                                                Weighted Avg.
Year     Number of Transactions     Shares Issues     Procceds Received     Per Share Price     Per Share Price
----     ----------------------     -------------     -----------------     ---------------     ---------------

2003                         13           918,267     $      864,000.00     $          0.94


2004                          2           100,000     $      130,000.00     $          1.30


2005                          9         3,085,812     $    2,192,210.00     $          0.71

                                                                                                AVG
---------------------------------------------------------------------------------------------------------------
All                          24         4,104,079.0      $ 3,186,210.00                         $ 0.78
---------------------------------------------------------------------------------------------------------------

                              DETAIL -COMMON STOCK

Year                  Number of
                      Transactions    Shares Issues  Procceds Received  Per Share Price
----                  ------------    -------------  -----------------  ---------------
            2003
            ----

 3/1-12/18 Cash                 11          348,267  $      436,500.00  $ 1.26 Transactions of small quantities at various $.
10/15/2003 Cash                  1          400,000  $      300,000.00  $ 0.75 Basis for first acquisition.
10/30/2003 Cash                  1          170,000  $      127,500.00  $ 0.75


            2004
            ----

2/28-3/13/04 Cash                2          100,000  $      130,000.00  $ 1.30



            2005
            ----

 3/9/2005 Cash                   1          129,210  $      129,210.00  $ 1.00
6/30/2005 Debt conv.             4        1,418,140  $    1,063,000.00    0.75
7/15/2005 Cash                   4        1,538,462  $    1,000,000.00    0.65
thru 11/1/05
                                  -----------------------------------------------------
                                          4,104,079  $    3,186,210.00  $ 0.78
                                  -----------------------------------------------------
                                                                                AVG


            The Company deems $.75 to be a fair representation of the FV per common share. Small quantities of shares sold are not meaningful in establishing the FV and therefore, the Company places greater emphasis on the more significant transactions. The Company has consistenly applied $.75 for all acquisitions from 2003-2005 except for the Med-Con acquisition for which the Company used $1.00. However, the difference is not significant (149,000 *$.25=$37,500) and has no effect on the statement of operations.